UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                   FNB Bancorp
                                   -----------
                           (a California corporation)
                               975 El Camino Real
                          South San Francisco, CA 94080

                                (Name of Issuer)

                      Common Stock, no par value per share
                      ------------------------------------

                         (Title of Class of Securities)

                                   302515 10 1
                                 -------------
                                 (CUSIP Number)


                           The Ricco Lagomarsino Trust
                            Lisa Angelot, Co-Trustee
                               26 Hillcrest Drive
                               Daly City, CA 94014
                                 (650) 991-4235

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 15, 2002
                                 --------------

             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)1-(f) or 13d-1(g), check the following box |_|.

        The information on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of Section 18 of the Act but shall be subject to all other provisions of the Act.

                                Page 1 of 5 Pages

CUSIP No. 302515 10
1
--------------------------------------------------------------------------------
1       Name of Reporting Person:                 The Ricco Lagomarsino Trust
        I.R.S. Identification No. of
        Above Person (Entities Only):             94-6339883

--------------------------------------------------------------------------------
2       Check the Appropriate Box If a Member of a Group    Inapplicable
                                    a.  |_|
                                    b.  |_|
--------------------------------------------------------------------------------
3       SEC Use Only
--------------------------------------------------------------------------------
4       Source of Funds

        00 (Trust Assets)
--------------------------------------------------------------------------------
5       Check If Disclosure of Legal Proceedings Is Required Pursuant to
        Items 2(d) or 2(e)  |_|
--------------------------------------------------------------------------------
6       Citizenship or Place of Organization

        State of California
--------------------------------------------------------------------------------
                   7       Sole Voting Power                Inapplicable
    Number of
      Shares
   Beneficially
     Owned by
       Each
    Reporting
   Person With
                   8       Shared Voting Power              220,616
--------------------------------------------------------------------------------
                   9       Sole Dispositive Power           Inapplicable
--------------------------------------------------------------------------------
                   10      Shared Dispositive Power         220,616
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person

        220,616
--------------------------------------------------------------------------------
12      Check Box If the Aggregate Amount in Row (11) Excludes
        Certain Shares   |_|
--------------------------------------------------------------------------------
13      Percent of Class Represented By Amount in Row (11)

        9.51%
--------------------------------------------------------------------------------
14      Type of Reporting Person

        00     (Trust)
--------------------------------------------------------------------------------

                                Page 2 of 5 Pages

        This Schedule 13D dated March 15, 2002, is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, on behalf of The Ricco Lagomarsino Trust.

ITEM 1. SECURITY AND ISSUER

        Common Stock, no par value per share

        FNB Bancorp, a California corporation (the "Company")
        975 El Camino Real
        South San Francisco, CA 94080

ITEM 2. IDENTITY AND BACKGROUND

(a)     Name:                The Ricco Lagomarsino Trust (the "Trust")

(b)     Business Address:    26 Hillcrest Drive
                             Daly City, CA 94014

(c)     Inapplicable



(d)     Inapplicable

(e)     Inapplicable

(f)     Inapplicable

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        See Item 4, below.

ITEM 4. PURPOSE OF TRANSACTION.

        Formerly, the Trust held an equal number of shares of the Common Stock, par value $1.25 per share, of First National Bank of Northern California, a national banking association with its head office in South San Francisco, California (the "Bank"). On March 15, 2002, the Company and the Bank consummated the reorganization contemplated by the Agreement and Plan of Reorganization dated as of November 1, 2001 (the "Plan of Reorganization"), executed between the Company and the Bank. The Office of the Comptroller of the Currency certified the restructuring of the Bank pursuant to the provisions of 12 U.S.C.
        Section 215a-2 and 12 C.F.R. Section 7.2000(a), effective March 15, 2002. Pursuant to the Plan of Reorganization, each one share of Common Stock of the Bank outstanding on March 15, 2002 (except for any shares that are subject to dissenting shareholder rights claimed under the National Bank Act), was converted into the right to receive one share of the Common Stock of the Company (the Company is now the sole shareholder of the Bank). The shareholders of the Bank approved the Plan of Reorganization at a Special Meeting of Shareholders held on February 27, 2002, and the Company also received approval of the Board of Governors of the Federal Reserve System to become a holding company for the Bank, registered under the Bank Holding Company Act of 1956, as amended. The Trust intends to exchange (or has exchanged) all of its shares of the Bank Common Stock for an equal number of the Company Common Stock.

        The Trust may determine to increase further its percentage voting power in the Issuer by acquiring additional shares of Common Stock in one or more transactions. Such transactions could include, without limitation,
        (i) an exchange of shares of Bank Common Stock beneficially owned by the

                                Page 3 of 5 Pages

        Trust for shares of Company Common Stock, or (ii) the purchase of shares of Company Common Stock, in open-market or privately negotiated transactions, or (iii) the receipt of stock dividends declared and paid by the Company from time to time in the future. Any such exchanges, purchases or stock dividends would be dependent upon market conditions, the availability of the shares, market prices and other factors.

        Except as specifically set forth in this Item 4, the Trust has no present plans or proposals which relate to or would result in any of the actions or effects set forth in items (a) through (j) of Item 4 of
        Schedule 13D, although the Trust may develop such plans or proposals in the future.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Lisa Angelot is the direct beneficial owner of 10,208 shares of Company Common Stock, which includes 667 shares of presently exercisable stock options under the FNB Bancorp Stock Option Plan, 1,157 shares held by Ms. Angelot as Custodian for Eric Angelot and 277 shares held by Ms. Angelot as Custodian for Katherine Brandenberger. A total of 220,616 shares are held by the Trust, for which Ms. Angelot serves as one of the Co-Trustees, and Ms. Angelot disclaims beneficial ownership of such shares held by the Trust. The 220,616 shares held by the Trust constitute 9.51% of the 2,318,849 shares of Company Common Stock outstanding as of March 15, 2002.

(b) Ms. Angelot has the sole power to vote or direct the voting of and to dispose of or direct the disposition of 10,208 shares of Common Stock. The Trustees of the Ricco Lagomarsino Trust have the power to vote or direct the voting of and to dispose of or direct the disposition of the 220,616 shares of Common Stock held by the Trust.

(c) Dividends declared and paid by the Company on shares of Common Stock which are owned by the Trust will be paid to the Trust from time to time.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Ms. Angelot is a non-employee member of the Board of Directors of FNB Bancorp and its subsidiary, First National Bank of Northern California, and as such, has been granted stock options to acquire shares of Common Stock of the Company pursuant to the FNB Bancorp Stock Option Plan (successor to the First National Bank of Northern California 1997 Stock Option Plan, in accordance with
Section 2.4 of the Plan of Reorganization), and is eligible for the grant of stock options to acquire shares of Common Stock of the Company pursuant to the FNB Bancorp 2002 Stock Option Plan adopted by the Board of Directors on June 28, 2002.

        The Company maintains stock option plans (the "Stock Option Plans") pursuant to which shares of the Company's authorized but unissued Common Stock have been reserved for issuance upon the exercise of options which have been granted or may be granted pursuant to the Stock Option Plans. The persons eligible to participate in the Stock Option Plans are such key employees of the Company, as may be selected from time to time by the Company's Board of Directors, in its discretion, as well as non-employee Directors of the Company. The Plan is administered by the Board of Directors of the Company.

        Ms. Angelot, as a non-employee Director of the Company, is a participant in the Stock Option Plans and holds options which are currently exercisable for 667 shares of Common Stock.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.              Inapplicable

                                Page 4 of 5 Pages

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 15, 2002

                                            THE RICCO LAGOMARSINO TRUST


                                            By: /s/ LISA ANGELOT, C0-TRUSTEE
                                                --------------------------------
                                                Lisa Angelot, Co-Trustee
                                                The Ricco Lagomarsino Trust


                                Page 5 of 5 Pages